     THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DELIVER THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2000.
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 10, 2000)

                                  $300,000,000

                                NRG ENERGY, INC.
[NRG LOGO]                  % SENIOR NOTES DUE 2010
                            ------------------------

     The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on September   and March   of each year, beginning on March   ,
2001. The notes will mature on September   , 2010. We may redeem some or all of
the notes at any time. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

     The notes will be senior obligations of ours and will rank equally with all of our existing and future unsecured senior indebtedness.
                            ------------------------

      INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                PER SENIOR NOTE       TOTAL
                                                                ---------------    ------------
Public Offering Price(1)                                                 %         $
Underwriting Discount                                                    %         $
Proceeds to NRG Energy, Inc. (before expenses)                           %         $

-------------------------

(1) Plus accrued interest from September   , 2000, if settlement occurs after
    that date.

                            ------------------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers, in book-entry form only
through The Depository Trust Company, on or about September   , 2000.
                            ------------------------

                          Joint Book-Running Managers
BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                                   Co-Manager
                              MERRILL LYNCH & CO.

September   , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT CONTAINING THE INFORMATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary...............................     S-1
Risk Factors................................................     S-7
Use of Proceeds.............................................    S-17
Description of Notes........................................    S-18
Underwriting................................................    S-20
Legal Matters...............................................    S-21

PROSPECTUS

Where You Can Find More Information.........................       1
Forward Looking Statements..................................       2
The Company.................................................       4
Use of Proceeds.............................................       4
Earnings to Fixed Charges Ratio.............................       4
Description of Debt Securities..............................       5
Plan of Distribution........................................      13
Legal Matters...............................................      14
Experts.....................................................      14

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                NRG ENERGY, INC.

     NRG Energy, Inc. is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. We own all or a portion of 60 generation projects that have a total generating capacity of 23,611 megawatts ("MW"); our net ownership interest in those projects is 13,672 MW, of which 10,910 MW are located in the United States. Upon the closing of our pending acquisition from Conectiv of interests in six power generation facilities and the 100 year lease of the Flinders Power assets, both of which we expect to occur later this year, we will have interests in projects having a total generating capacity of 29,433 MW; our net ownership interest will be 16,307 MW. In addition, we have an active acquisition and development program through which we are pursuing additional generation projects.

     As the following table illustrates, we have grown significantly during recent years, primarily as a result of our success in acquiring domestic power generation facilities:

                                              YEAR ENDED DECEMBER 31,          SIX MONTHS
                                           ------------------------------    ENDED JUNE 30,
                                            1997       1998        1999           2000
                                           -------    -------    --------    --------------
Net Ownership Interest (in MW at end of
  period)..............................      2,637      3,300      10,990         13,637
Operating Income (in thousands)........    $18,109    $57,012    $109,520       $217,065

     We intend to continue our growth through a combination of targeted acquisitions in selected core markets, the expansion or repowering of existing facilities and the development of new greenfield projects. To prepare for expansion, repowering and greenfield opportunities, we have agreed to purchase 16 turbine generators from GE Power Systems and two turbine generators from Siemens Westinghouse over a six year period commencing in 2001. These new turbines, which we expect to install at domestic facilities, will have a combined generating capacity of approximately 3,300 MW.

     In addition to our power generation projects, we also have interests in district heating and cooling systems and steam transmission operations. Our thermal and chilled water businesses have a steam and chilled water capacity equivalent to approximately 1,537 MW. We believe that through our subsidiary NEO Corporation we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity. NEO owns 31 landfill gas collection systems and has 57 MW of net ownership interests in related electric generation facilities. NEO also has 35 MW of net ownership interests in 18 small hydroelectric facilities.

     We were established in 1989 and are a majority-owned subsidiary of Xcel Energy, Inc. Our headquarters and principal executive offices are located at 1221 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55403. Our telephone number is (612) 373-5300. Effective September 15, 2000, our headquarters and principal executive offices will be located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402-3265.

                                    STRATEGY

     Our vision is to be a well-positioned, top three generator of power in selected core markets. Central to this vision is the pursuit of a well-balanced generation business diversified in terms of geographic location, fuel type and dispatch level. Currently, 80% of our generation is located in the United States in three core markets: our Northeast, South Central and West Coast regions. With our diversified asset base, we seek to have generating capacity available to back up any given facility during its outages, whether planned or unplanned, while having ample resources to take advantage of peak power market price opportunities and periods of constrained availability of generating capacity, fuels and transmission.

     Our strategy is to capitalize on our acquisition, development and operating skills to build a balanced, global portfolio of power and thermal generation assets. We intend to implement this strategy by continuing an aggressive but thoughtful acquisition program and accelerating our development of existing site expansion projects and greenfield projects. We believe that our operational skills and experience give us a strong competitive position in the unregulated generation marketplace.

     We have organized our operations geographically such that inventories, maintenance, backup power supply and other operational functions are pooled within a region. This approach enables us to realize cost savings and enhances our ability to meet our facility availability goals. Our availability goals are not driven by traditional benchmarks, such as daily or annual availability, but are focused on each facility's availability during periods when power prices are significantly above the variable cost of producing power at that facility
-- what we call "in-market" availability.

     By leveraging the talents of our regional management teams, focusing on our regional market expertise and operating experience and utilizing our asset base on a regional rather than a project basis, we believe we can best position ourselves for long term profitability. Achieving "critical mass" in core markets should allow us to capitalize on opportunities available in those markets.

     We do not own nor do we have any present intention to own any interest in nuclear generation facilities.

     Domestic. We intend to focus our near-term domestic development and acquisition plans on our existing three core markets, our Northeast, South Central and West Coast regions, and to add the Mid-Atlantic region as our fourth core market upon the closing of our planned acquisition from Conectiv. We will consider domestic projects outside of these markets if we believe that an opportunity exists to create a new core market or that the projected returns from a particular project warrant an investment.

     International. Based upon our assessment of market opportunities and our portfolio risk management criteria, we intend to leverage our reputation, experience and expertise in order to acquire foreign assets in selected countries. We are presently focusing our international development and acquisition activities in the United Kingdom, Central Europe, Turkey, Australia and, to a lesser extent, Latin America. In the future, we will consider other areas that are consistent with our strategy.

                              RECENT DEVELOPMENTS

INITIAL PUBLIC OFFERING

     In June 2000, we successfully completed the initial public offering of 32,395,500 shares of our common stock. Our gross proceeds from the offering before expenses, including exercise of the over-allotment option, were approximately $456.8 million. The shares sold in the offering represent approximately 18% of our common equity. As of the date of this prospectus supplement, Xcel Energy owns 147,604,500 shares of our class A common stock, which represents the remaining 82% of our common equity and 98% of the combined voting power of our class A common stock and common stock.

RECENT AND PENDING ACQUISITIONS AND EXPANSION PROJECTS

     COMPLETED

     CAJUN FACILITIES

     In March 2000, we acquired 1,708 MW of coal and gas-fired generation assets in Louisiana for approximately $1,026 million. These assets were formerly owned by Cajun Electric Power Cooperative, Inc., and we refer to them as the "Cajun facilities". We sell a significant amount of the energy and capacity of the Cajun facilities to 11 of Cajun Electric's former power cooperative members. Seven of these cooperatives have entered into 25-year power purchase agreements with us, and four have entered into two to four year power purchase agreements. In addition, we sell power under contract to two municipal power authorities and one investor-owned utility that were former customers of Cajun Electric. We estimate that payments under the contracts with the 11 cooperatives will account for approximately 72% of the Cajun facilities' projected 2001 revenues, and that payments under the contracts with the municipal power authorities and the investor-owned utility will account for approximately an additional 7% of such revenues.

     We have completed the feasibility study for, and have commenced the permitting process in respect of, an approximately 240 MW expansion project at our existing Cajun facilities. The energy and capacity generated by the expansion project may be used to help meet our obligations under the Cajun facilities' power purchase agreements, with any excess power and capacity being marketed by our subsidiary NRG Power Marketing. The expansion project is targeted to begin commercial operation in June 2001.

     KILLINGHOLME

     In March 2000, we acquired the Killingholme A generation facility from National Power plc for L390 million (approximately $615 million at the time of acquisition), subject to post-closing adjustments. Killingholme is a combined cycle gas-fired base-load facility located in North Lincolnshire, England. The facility comprises three units with a total generating capacity of 680 MW. We own and operate the facility, which sells its power into the wholesale electricity market of England and Wales.

     ROCKY ROAD

     In July 2000, we and Dynegy Inc. completed a 100 MW expansion of the Rocky Road Power Plant, a natural gas-fired simple cycle peaking facility in East Dundee, Illinois. The installation of the additional 100 MW natural gas-fired combustion turbine increases that facility's generating capacity to 350 MW. We acquired a 50% interest in the Rocky Road Power Plant in December 1999 for approximately $60 million.

     HARRISBURG STEAM WORKS

     In July 2000, we completed our $11.7 million purchase of Harrisburg Steam Works and Statoil Energy Power/Paxton L.P. located in Harrisburg, Pennsylvania from Statoil Energy Inc. Harrisburg Steam Works provides steam to more than 300 residential, commercial and industrial customers, including the City of Harrisburg, Pennsylvania and the Commonwealth of Pennsylvania. Statoil Energy Power/Paxton L.P. owns a cogeneration facility capable of producing 12 MW of electrical power while supplying nearly 30% of the steam requirements for Harrisburg Steam Works. Also included in the purchase was a nationwide diesel engine service business and a chiller plant that serves the Harrisburg Hospital.

     DOVER, DELAWARE

     In August 2000, we completed our acquisition from Statoil Energy, Inc. of a 190,000 pounds of steam per hour, 18 MW coal fired cogeneration facility that provides steam and electricity to a major manufacturing facility located in Dover, Delaware. We paid approximately $35 million for this facility. Excess electrical energy is sold through the Dover municipal electric utility. In a separate purchase agreement, we agreed to purchase for approximately $2.5 million Statoil's Distributed Generation and

Engineering Services Group, which consists of three generation projects totaling
6.2 MW as well as a diesel-services group. We expect to complete the acquisition of these groups in the third quarter of 2000.

     PENDING

     CONECTIV FACILITIES

     In January 2000, we executed purchase agreements with subsidiaries of Conectiv to acquire 1,875 MW of coal, gas and oil-fired electric generating capacity and other assets. We will pay approximately $800 million for the assets, a portion of which will be financed by project-level debt. The assets include the BL England and Deepwater facilities in New Jersey, the Indian River facility in Delaware and the Vienna facility in Maryland, and interests in the Conemaugh (7.6%) and Keystone (6.2%) facilities in Pennsylvania. The purchase also includes excess emission allowances. Subject to receipt of required regulatory approvals, we expect the acquisition to close in the fourth quarter of 2000. Subject to final documentation, we will sell 500 MW of capacity and associated energy to a subsidiary of Conectiv under a five-year power purchase agreement commencing upon the closing of the acquisition.

     FLINDERS POWER

     In August 2000, we were named the successful bidder in the South Australia government's electricity privatization auction for Flinders Power, South Australia's final generation company to be privatized. We agreed to pay AUS $313 million (US$180 million as of August 2000) for a 100 year lease of the Flinders Power assets. Flinders Power includes two power stations totaling 760 MW, the Leigh Creek coal mine and a dedicated rail line. The lease agreement also includes managing the long-term fuel supply and power purchase agreement of the 180 MW Osborne Cogeneration Station. We expect to close this transaction in the third quarter of 2000.

     NARVA POWER

     In June 2000, the Estonian cabinet approved the terms under which we may proceed to purchase a 49% interest in Narva Power, which owns approximately 2,700 MW of oil shale-fired generation plants and a 51% interest in state-owned oil shale mines. A government-owned entity, Eesti Energia, will retain 51% ownership of Narva Power. The terms of our purchase include a commitment by Narva Power to invest approximately $361 million for reconstructing and refurbishing the generation plants and making environmental improvements. The purchase price of our interest will be between $65 and $70 million. Narva Power's two stations, Balti and Eesti, currently supply more than 90% of Estonia's electricity. Narva Power will enter into a 15-year power purchase agreement with Eesti Energia.

MERGER OF NORTHERN STATES POWER COMPANY AND NEW CENTURY ENERGIES, INC.

     In August 2000, our former parent company, Northern States Power Company, and New Century Energies, Inc. completed their merger. The surviving company operates under the new name Xcel Energy, Inc. As a result of the merger, the shares of our class A common stock previously owned by Northern States Power are now owned by Xcel Energy.

                                  THE OFFERING

Securities Offered............   $300,000,000 principal amount of   % Senior
                                 Notes due 2010.

Maturity Date.................   September   , 2010.

Interest Payment Dates........   September   and March   , commencing March   ,
                                 2001.

Ranking.......................   The notes will be senior unsecured obligations
                                 and will rank equally with all of our existing and future senior unsecured indebtedness. All existing and future liabilities of our subsidiaries and project affiliates will be effectively senior to the notes.

Ratings.......................   The notes are expected to be assigned ratings
                                 of "BBB-" by Standard & Poor's Ratings Group and "Baa3" by Moody's Investors Service, Inc.

Optional Redemption...........   We may redeem the notes at any time at the
                                 redemption price described in "Description of Notes - Optional Redemption".

Sinking Fund..................   None.

Change of Control.............   Upon a "Change of Control" (as defined in
                                 "Description of Debt Securities - Change of
                                 Control" in the accompanying prospectus), a holder of notes may require us to repurchase that holder's notes, in whole or in part, at 101% of the principal amount of the notes, plus accrued interest. A Change of Control will not be deemed to have occurred if, after giving effect thereto, the notes are rated BBB- or better by Standard & Poor's Ratings Group and
                                 Baa3 or better by Moody's Investors Service,
                                 Inc.

Use of Proceeds...............   The net proceeds from the sale of the notes are
                                 estimated to be approximately
                                 $          million. The net proceeds of this
                                 offering will be used for repayment of
                                 short-term indebtedness incurred to fund acquisitions, and for investments and general corporate purposes.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical financial data set forth below as of December 31, 1997, 1998 and 1999, and for the years then ended have been derived from our audited consolidated financial statements. The financial data set forth below as of June 30, 1999 and 2000, and for the six-month periods then ended, and for the twelve months ended June 30, 2000, have been derived from our unaudited financial statements, which were prepared on a basis consistent with our audited consolidated financial statements. All dollar amounts are set forth in thousands.

CONSOLIDATED STATEMENTS OF INCOME DATA:

                                                                                                       SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                                    JUNE 30,
                                           ---------------------------------   TWELVE MONTHS ENDED   ---------------------
                                             1997        1998        1999         JUNE 30, 2000        1999        2000
                                           ---------   ---------   ---------   -------------------   ---------   ---------
Revenues from wholly-owned operations....  $  92,052   $ 100,424   $ 432,518       $1,141,144        $  97,881   $ 806,507
Equity in earnings of unconsolidated
  affiliates.............................     26,200      81,706      67,500           90,737           15,292      38,529
                                           ---------   ---------   ---------       ----------        ---------   ---------
Total operating revenues.................    118,252     182,130     500,018        1,231,881          113,173     845,036
Operating costs and expenses.............   (100,143)   (125,118)   (390,498)        (906,107)        (112,362)   (627,971)
                                           ---------   ---------   ---------       ----------        ---------   ---------
Operating income.........................     18,109      57,012     109,520          325,774              811     217,065
Other income (expense)(1)................     11,371       9,379      14,970           10,301            2,153      (2,516)
Interest expense.........................    (30,989)    (50,313)    (93,376)        (200,704)         (26,847)   (134,175)
Income tax benefit (expense)(2)..........     23,491      25,654      26,081          (27,250)          25,284     (28,047)
                                           ---------   ---------   ---------       ----------        ---------   ---------
Net income...............................  $  21,982   $  41,732   $  57,195       $  108,121        $   1,401   $  52,327
                                           =========   =========   =========       ==========        =========   =========

CONSOLIDATED BALANCE SHEET DATA:

                                                                      AS OF DECEMBER 31,                AS OF JUNE 30,
                                                             ------------------------------------   -----------------------
                                                                1997         1998         1999         1999         2000
                                                             ----------   ----------   ----------   ----------   ----------
Net property, plant and equipment..........................  $  185,891   $  204,729   $1,975,403   $1,127,203   $3,690,857
Net equity investments in projects.........................     694,655      800,924      932,591      811,491      949,129
Total assets...............................................   1,168,102    1,293,426    3,431,684    2,401,762    5,489,956
Long-term recourse debt, including current maturities......     499,982      505,550      915,000      675,000    1,157,768
Long-term non-recourse debt, including current
  maturities...............................................     120,873      120,926    1,056,860      134,661    2,301,936
Stockholders' equity.......................................     450,698      579,332      893,654      698,526    1,360,914

OTHER DATA:

                                                                                                        AS OF AND FOR THE
                                                        AS OF AND FOR THE                                SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,       AS OF AND FOR THE         JUNE 30,
                                                   ----------------------------   TWELVE MONTHS ENDED   ------------------
                                                    1997      1998       1999        JUNE 30, 2000       1999       2000
                                                   -------   -------   --------   -------------------   -------   --------
Consolidated EBITDA(3)...........................  $39,790   $82,711   $161,516        $412,928         $13,989   $265,401
Total debt to total capitalization ratio.........     57.9%     52.0%      72.4%           72.7%           69.2%      72.7%
Ratio of recourse debt to recourse debt and
  equity.........................................     52.6%     46.6%      58.4%           49.3%           56.2%      49.3%
Consolidated interest expense coverage
  ratio(4).......................................    1.28x     1.64x      1.72x           2.06x           0.52x      1.98x
Ratio of earnings to fixed charges(5)............    1.16x        (6)     1.04x           1.27x           1.08x      1.40x
Power generation capacity (MW), net..............    2,637     3,300     10,990          13,637           6,946     13,637
Thermal energy generation capacity:
  mmBtus per hour, net...........................    2,693     2,905      3,400           3,400           3,315      3,400
  MW equivalent, net(7)..........................      950     1,012      1,204           1,204           1,151      1,204

---------------

(1) Includes pretax charges of $9.0 million, $26.7 million and $0 in the years 1997, 1998 and 1999, respectively, $0 for the six months ended June 30, 1999 and $2.0 million for the six and twelve months ended June 30, 2000 to write-down the carrying value of certain energy projects. These amounts also include the gain on sale of our interest in projects of $8.7 million in 1997, $30.0 million in 1998, $15.5 million in 1999 and $0 for the six months ended June 30, 1999 and the six and twelve months ended June 30, 2000.
(2) We are included in the consolidated federal income tax and state franchise tax returns of Xcel Energy. We calculate our tax position on a separate company basis under a tax sharing agreement with Xcel Energy and receive payment from Xcel Energy for tax benefits and pay Xcel Energy for tax liabilities.
(3) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.
(4) This coverage ratio equals EBITDA divided by interest expense.

(5) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means income (loss) before income taxes, less undistributed equity in our share of operating earnings of unconsolidated affiliates, less equity in gain from project termination settlements, plus cash distributions from project termination settlements, plus fixed charges. "Fixed charges" means interest expense, plus interest capitalized, plus amortization of debt issuance costs, plus one-third of our annual rental expense, which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.
(6) Due primarily to undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million.

(7) Includes chilled water capacity. Our conversion of thermal generation capacity to MW from British thermal units per hour is based upon the thermal constant of 3,412.14 British thermal units per hour per kilowatt hour. Our conversion of chilled water capacity to MW is based upon 12,000 British thermal units per hour per ton of chilled water capacity, as well as the thermal constant of 3,412.14 British thermal units per hour per kilowatt hour.

                                  RISK FACTORS

     Before purchasing the notes you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in order to evaluate an investment in the notes.

RISKS RELATING TO THE WHOLESALE POWER MARKETS

     OUR REVENUES ARE NOT PREDICTABLE BECAUSE MANY OF OUR POWER GENERATION FACILITIES OPERATE, WHOLLY OR PARTIALLY, WITHOUT LONG-TERM POWER PURCHASE AGREEMENTS.

     Historically, substantially all revenues from independent power generation facilities were derived under power purchase agreements having terms in excess of 15 years, pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities, including ours, with these types of long-term power purchase agreements has decreased, and it is likely that over time, most of our facilities will operate without these agreements. Without the benefit of these types of power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     BECAUSE WHOLESALE POWER PRICES ARE SUBJECT TO EXTREME VOLATILITY, THE REVENUES THAT WE GENERATE ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     We must sell all or a portion of the energy, capacity and other products from many of our facilities into wholesale power markets. The prices of energy products in those markets are influenced by many factors outside of our control, including fuel prices, transmission constraints, supply and demand, weather, economic conditions, and the rules, regulations and actions of the system operators in those markets. In addition, unlike most other commodities, energy products cannot be stored and therefore must be produced concurrently with their use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

     WE HAVE A LIMITED HISTORY OF SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS AND MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH THIS ASPECT OF OUR BUSINESS.

     We are exposed to market risks through our power marketing business, which involves the establishment of trading positions in the energy, fuel and emission allowance markets on a short-term basis. We sell forward contracts and options and establish positions in, and sell on the spot market, our energy, capacity and other energy products that are not otherwise committed under long-term contracts. In addition, we use these trading activities to procure fuel and emission allowances for our facilities on the spot market. We have been managing risks associated with price volatility in this manner for only a limited amount of time. We may not be able to effectively manage this price volatility, and may not be able to successfully manage the other risks associated with trading in energy markets, including the risk that counterparties may not perform.

RISKS RELATING TO OUR OPERATIONS

     WE HAVE MADE SUBSTANTIAL INVESTMENTS IN OUR RECENT ACQUISITIONS AND OUR SUCCESS DEPENDS ON THE APPROPRIATENESS OF THE PRICES WE PAID FOR THESE ACQUISITIONS AS WELL AS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THE ACQUIRED ASSETS.

     During the period from December 31, 1998 through June 30, 2000, we have more than quadrupled our net ownership interests in power generation facilities, expanding from 3,300 MW of net ownership interests in power generation facilities to approximately 13,637 MW of net ownership interests. During the rest of this year, if we complete the pending Conectiv and Flinders acquisitions, we will increase our net ownership interests in power generation facilities by an additional 2,635 MW of generating capacity. The prices we paid in these acquisitions were based on our assumptions as to the economics of operating the acquired facilities and the prices at which we would be able to sell energy, capacity and other products from them. If any of the assumptions as to a given facility prove to be materially inaccurate, it could have a significant impact on the financial performance of that facility and possibly on our entire company. In connection with these acquisitions, we have hired and will hire a substantial number of new employees. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired power generation facilities in a competitive environment. In addition, operational issues may arise as a result of a lack of integration or our lack of familiarity with issues specific to a particular facility.

     OUR PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL WHICH WOULD IMPAIR OUR ABILITY TO EXECUTE OUR GROWTH STRATEGY.

     We may not be able to identify attractive acquisition or development opportunities or to complete acquisitions or development projects that we undertake. If we are not able to identify and complete additional acquisitions and development projects, we will not be able to successfully execute our growth strategy. Factors that could cause our acquisition and development activities to be unsuccessful include the following:

     - competition,

     - inability to obtain additional capital on acceptable terms,

     - inability to obtain required governmental permits and approvals,

     - cost-overruns or delays in development that make continuation of a project impracticable,

     - inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements, and

     - inability to hire and retain qualified personnel.

     WE INCUR SIGNIFICANT EXPENSES IN EVALUATING POTENTIAL PROJECTS, MOST OF WHICH ARE NOT ULTIMATELY ACQUIRED OR COMPLETED.

     In order to implement our growth strategy, we must continue to actively pursue acquisition and development opportunities. Substantial expenses are incurred in investigating and evaluating any potential opportunity before we can determine whether the opportunity is feasible or economically attractive. In addition, we expect to participate in many competitive bidding processes for power generation facilities that require us to incur substantial expenses without any assurance that our bids will be accepted. As a result, we expect that our development expenses will increase in the future with no assurance that we will be successful in acquiring or completing additional new projects.

     CONSTRUCTION, EXPANSION, REFURBISHMENT AND OPERATION OF POWER GENERATION FACILITIES INVOLVE SIGNIFICANT RISKS THAT CANNOT ALWAYS BE COVERED BY INSURANCE OR CONTRACTUAL PROTECTIONS.

     The construction, expansion and refurbishment of power generation, thermal energy production and transmission and resource recovery facilities involve many risks, including:

     - supply interruptions,

     - work stoppages,

     - labor disputes,

     - social unrest,

     - weather interferences,

     - unforeseen engineering, environmental and geological problems, and

     - unanticipated cost overruns.

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     The ongoing operation of these facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. As a result, a project may operate at a loss or be unable to fund principal and interest payments under its project financing agreements, which may result in a default under that project's indebtedness.

     WE ARE EXPOSED TO THE RISK OF FUEL COST INCREASES AND INTERRUPTION IN FUEL SUPPLY BECAUSE OUR FACILITIES GENERALLY DO NOT HAVE LONG-TERM FUEL SUPPLY AGREEMENTS.

     Most of our domestic power generation facilities that sell energy into the wholesale power markets purchase fuel under short-term contracts or on the spot market. Even though we attempt to hedge some portion of our known fuel requirements, we still may face the risk of supply interruptions and fuel price volatility. The price we can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. This may have a material adverse effect on our financial performance.

     WE OFTEN RELY ON SINGLE SUPPLIERS AND AT TIMES WE RELY ON SINGLE CUSTOMERS AT OUR FACILITIES, EXPOSING US TO SIGNIFICANT FINANCIAL RISKS IF EITHER SHOULD FAIL TO PERFORM THEIR OBLIGATIONS.

     We often rely on a single supplier for the provision of fuel, water and other services required for operation of a facility, and at times, we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide the support for any project debt used to finance the facility. The failure of any one customer or supplier to fulfill its contractual obligations to the facility could have a material adverse effect on such facility's financial results. Consequently, the financial performance of any such facility is dependent on the continued performance by customers and suppliers of their obligations under these long-term agreements and, in particular, on the credit quality of the project's customers and suppliers.

     OUR SIGNIFICANT BUSINESS OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO LEGAL, TAX, CURRENCY, INFLATION, CONVERTIBILITY AND REPATRIATION RISKS, AS WELL AS POTENTIAL CONSTRAINTS ON THE DEVELOPMENT AND OPERATION OF OUR POTENTIAL BUSINESS, ANY OF WHICH CAN LIMIT THE BENEFITS TO US OF EVEN A SUCCESSFUL FOREIGN PROJECT.

     A key component of our business strategy is the development and acquisition of projects outside the United States in areas such as the United Kingdom, Australia, Central Europe and Latin America. The economic and political conditions in many of the countries where we have assets or in which we are or may be exploring development or acquisition opportunities present many risks. These risks, such as delays in permitting and licensing, construction delays and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts and changes in law or tax policy are generally greater than risks in the United States. The uncertainty of the legal environment in certain foreign countries in which we may develop or acquire projects could make it more difficult to obtain non-recourse project financing on suitable terms and could impair our ability to enforce our rights under agreements relating to these projects.

     Operations in foreign countries also can present currency exchange, inflation, convertibility and repatriation risks. In countries in which we may develop or acquire projects in the future, economic and monetary conditions and other factors could affect our ability to convert our earnings to United States dollars or other acceptable currencies or to move funds offshore from such countries. Furthermore, the central bank of any foreign country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although we generally seek to structure our power purchase agreements and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, we can offer no assurance that we will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain acceptable currency to pay their obligations to us.

     As part of privatizations or other international acquisition opportunities, we may make investments in ancillary businesses not directly related to power generation, thermal energy production and transmission or resource recovery and in which our management may not have had prior experience. In such cases, our policy is to invest with partners having the necessary expertise. However, we can offer no assurance that such persons will be available as co-venturers in every case. In addition, as a condition to participating in privatizations and refurbishments of formerly state-owned businesses, we may be required to undertake transitional obligations relating to union contracts, employment levels and benefits obligations for employees, which could prevent or delay the achievement of desirable operating efficiencies and financial performance.

     THE LOY YANG FACILITY IN WHICH WE HAVE INVESTED IS EXPERIENCING FINANCIAL DIFFICULTIES BECAUSE OF LOWER THAN EXPECTED WHOLESALE POWER PRICES, WHICH COULD RESULT IN AN EVENT OF DEFAULT UNDER ITS LOAN AGREEMENTS.

     Energy prices in the Victoria region of the National Electricity Market of Australia into which our Loy Yang facility sells its power have been significantly lower than we had expected when we acquired our interest in that facility. As a result, the Loy Yang project company is currently prohibited by its loan agreements from making equity distributions to the project owners. Based on our forecasted power prices, we expect that the Loy Yang project company will fail to meet required coverage ratios under its loan agreements beginning in the third quarter of 2001, which constitutes an event of default. Moreover, if market prices in Victoria continue at current levels, which are below our forecasted power prices, we expect that the Loy Yang project company will be unable to service its long-term senior debt obligations beginning in the first quarter of 2002. In either case, absent a restructuring of the project company's debt, the project company's lenders would be allowed to accelerate the project company's indebtedness. We could be required to write off all or a significant portion of our current US$250 million investment in this project as a result of such acceleration, or as a result of a determination by the project company that a write-down of its assets is required or our determination that we would not be able to recover our investment in the project.

RISKS RELATING TO OUR CORPORATE AND FINANCIAL STRUCTURE

     BECAUSE WE OWN LESS THAN 100% OF SOME OF OUR PROJECT INVESTMENTS, WE CANNOT EXERCISE COMPLETE CONTROL OVER THEIR OPERATIONS.

     We have limited control over the development, construction, acquisition or operation of some project investments and joint ventures because our investments are in projects where we beneficially own less than 50% of the ownership interests. A substantial portion of our future investments in international projects may also take the form of minority interests. We seek to exert a degree of influence with respect to the management and operation of projects in which we own less than 50% of the ownership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to construct and operate such projects. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to construct and operate these projects. The approval of co-venturers also may be required for us to receive distributions of funds from projects or to transfer our interest in projects.

     WE REQUIRE SIGNIFICANT AMOUNTS OF CAPITAL TO GROW OUR BUSINESS AND OUR FUTURE ACCESS TO SUCH FUNDS IS UNCERTAIN.

     We will require continued access to substantial debt and equity capital from outside sources on acceptable terms in order to assure the success of future projects and acquisitions, including the planned Conectiv acquisition. Our ability to arrange debt financing, either at the corporate level or on a non-recourse project-level basis and the costs of such capital are dependent on numerous factors, including:

     - general economic and capital market conditions,

     - credit availability from banks and other financial institutions,

     - investor confidence in us, our partners and the regional wholesale power markets,

     - maintenance of acceptable credit ratings,

     - the success of current projects,

     - the perceived quality of new projects, and

     - provisions of tax and securities laws that may impact raising capital in this manner.

     In order to access capital on a substantially non-recourse basis in the future, we may have to make larger equity investments in, or provide more financial support for, our project subsidiaries. We also may not be successful in structuring future financing for our projects on a substantially non-recourse basis.

     The equity capital for our projects has been provided by internally-generated cash flow from our projects and other borrowings and, prior to completion of the merger of Northern States Power and New Century Energies, Inc., equity contributions from Northern States Power. We cannot assure you that Xcel Energy will continue to provide additional equity capital to us or permit us to raise additional equity capital from others. Any inability to raise additional equity capital will restrict our ability to execute our growth strategy.

     WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS DUE ON THE NOTES.

     As of June 30, 2000, we had total recourse debt of $1,324 million, with an additional $2,302 million of non-recourse debt appearing on our balance sheet. The percentage of our total recourse debt to recourse debt and equity was 49.3% as of June 30, 2000. The indenture for the notes does not limit our ability to incur additional indebtedness. The substantial amount of debt that we have and the debt of our project subsidiaries and project affiliates presents the risk that we might not generate sufficient cash to service our indebtedness, including the notes, and that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively, to operate successfully under adverse economic conditions and to fully implement our strategy.

     In addition, our lenders may accelerate our credit facilities and public debt instruments upon the occurrence of events of default or if we undergo a change of control. Because Xcel Energy controls approximately 98% of the total voting power of our common stock and our class A common stock, we have no ability to prevent a change of control. If our indebtedness is accelerated, we may not have sufficient capital to fully pay holders of notes the amounts due under the notes or to redeem any notes tendered pursuant to the Change of Control Offer described under "Description of Debt Securities -- Change of Control" in the accompanying prospectus.

     WE HAVE GUARANTEED OBLIGATIONS AND LIABILITIES OF OUR PROJECT SUBSIDIARIES AND AFFILIATES WHICH WOULD BE DIFFICULT FOR US TO SATISFY IF THEY ALL CAME DUE SIMULTANEOUSLY.

     In many of our projects, we have executed guarantees of the project affiliate's indebtedness, equity or operating obligations. In addition, in connection with the purchase and sale of fuel, emission allowances and power generation products to and from third parties with respect to the operation of some of our generation facilities, we are required to guarantee a portion of the obligations of certain of our subsidiaries. These guarantees totaled approximately $379.5 million as of June 30, 2000. We may not be able to satisfy all of these guarantees and other obligations if they were to come due at the same time, which would have a material adverse effect on us.

     OUR HOLDING COMPANY STRUCTURE LIMITS OUR ACCESS TO THE FUNDS OF PROJECT SUBSIDIARIES AND PROJECT AFFILIATES THAT WE WILL NEED IN ORDER TO SERVICE OUR CORPORATE-LEVEL INDEBTEDNESS.

     The notes will be exclusively our obligations and not those of any of our subsidiaries or project affiliates. As a result, all existing and future liabilities of our direct and indirect subsidiaries and project affiliates will be effectively senior to the notes. Substantially all of our operations are conducted by our project subsidiaries and project affiliates. Our cash flow and our ability to service our corporate-level indebtedness when due is dependent upon our receipt of cash dividends and distributions or other transfers from our projects and other subsidiaries. The debt agreements of our subsidiaries and project affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our project subsidiaries and project affiliates has been pledged as collateral under their debt agreements.

     Our project subsidiaries and project affiliates are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. We own less than 50% of the ownership interests in many of our foreign projects, and therefore we are unable to unilaterally cause dividends or distributions to be made from these operations.

     Any right we may have to receive assets of any of our subsidiaries or project affiliates upon a liquidation or reorganization of such subsidiaries or project affiliates (and the consequent right of holders of the notes to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of any such subsidiary's or project affiliate's creditors, including trade creditors and holders of debt issued by such subsidiary or project affiliate. The indenture for the notes does not impose any limitation on the ability of our subsidiaries or project affiliates to incur additional indebtedness or to permit contractual restrictions on the distribution of cash to us.

     There can be no assurance that cash available from our domestic operations and the repayment to us of loans made by us to our foreign affiliates will be sufficient to make corporate-level debt payments, including payments due on the notes, as and when due. If we elect to repatriate cash from foreign subsidiaries or affiliates to make these payments in case of such a shortfall, then we may incur United States taxes, net of any available foreign tax credits, on the repatriation of such foreign cash.

     POTENTIAL CONFLICTS OF INTEREST WITH OUR CONTROLLING STOCKHOLDER MAY BE RESOLVED IN A MANNER THAT IS ADVERSE TO US.

     Xcel Energy, our controlling stockholder, and directors and officers of Xcel Energy and its subsidiaries who may be our directors, are in positions involving the possibility of conflicts of interest with respect to transactions in which both we and Xcel Energy have an interest. In addition, Xcel Energy, subject to its fiduciary duties owed to our minority stockholders, may compete with us for business opportunities that may be attractive to both us and to Xcel Energy. We can offer no assurance that any such conflict will be resolved in our favor.

     THE MERGER OF NORTHERN STATES POWER AND NEW CENTURY ENERGIES WILL CONSTRAIN THE CONDUCT OF OUR BUSINESS.

     The merger of Northern States Power and New Century Energies was accounted for as a "pooling of interest." In accordance with the "pooling of interest" rules, neither company can alter their equity interests or dispose of a material portion of their assets through the date of the merger and for a period of time thereafter. These constraints may limit our flexibility to conduct our business as we otherwise would absent such constraints.

     The shares of our class A common stock that were owned by Northern States Power prior to the completion of the merger are now owned by a wholly-owned subsidiary of the surviving corporation in the merger, Xcel Energy. Xcel Energy is subject to the provisions of various energy-related laws and regulations, including the Public Utility Holding Company Act of 1935 ("PUHCA"), and, in turn, we are subject to certain constraints imposed by PUHCA.

     IF XCEL ENERGY COULD NOT CONSOLIDATE US ON ITS UNITED STATES FEDERAL INCOME TAX RETURNS, WE COULD LOSE THE REIMBURSEMENT WE RECEIVE FOR TAX BENEFITS.

     We are a member of Xcel Energy's consolidated tax group for purposes of United States federal income taxes. We have generated significant tax assets in the past from which Northern States Power has been able to benefit. We received, subject to possible adjustment, $13.4 million for the year ended December 31, 1999 for the use of such benefits. If Xcel Energy owns common stock or class A common stock representing less than 80% of our voting power, or equity securities representing less than 80% of our value, or cannot generate substantial taxable income to utilize such tax benefits, we will no longer receive a cash reimbursement for these benefits on a dollar-for-dollar basis and we may not be able to use all of the benefits immediately.

     MANY OF OUR INCOME TAX REPORTING POSITIONS HAVE NOT BEEN AUDITED AND COULD BE DISALLOWED.

     In connection with the preparation of Northern States Power's consolidated income tax returns, we have taken tax positions on many issues, including issues relating to Section 29 tax credits and international tax structures. Although we believe that our reporting positions are correct, many of these returns have not been audited and we cannot assure you that our reporting positions will not be disallowed.

RISKS RELATING TO OUR INDUSTRY

     OUR BUSINESS IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION AND PERMITTING REQUIREMENTS AND MAY BE ADVERSELY AFFECTED BY ANY FUTURE INABILITY TO COMPLY WITH EXISTING OR FUTURE REGULATIONS OR REQUIREMENTS.

     In General. Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. We may incur significant additional costs because of our compliance with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business. Furthermore, with the continuing trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

     Energy Regulation. PUHCA and the Federal Power Act ("FPA") regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. The Public Utility Regulatory Policies Act of 1978 ("PURPA") provides to qualifying facilities ("QFs") exemptions from federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992 also provides relief from regulation under PUHCA to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Maintaining the status of our facilities as QFs, EWGs or FUCOs is conditioned on their continuing to meet statutory criteria, and could be jeopardized, for example, by the making of retail sales by an EWG in violation of the requirements of the Energy Policy Act. Prior to the completion of the merger between Northern States Power and New Century Energies, we were not subject to regulation as a registered holding company under PUHCA. Now that the merger is completed, we are subject to regulation as a subsidiary of a registered holding company under PUHCA. These regulations include restrictions imposed upon aggregate investment by registered holding companies in EWGs and FUCOs that are financed by contributions or guarantees by the parent holding company. These investment restrictions, issued pursuant to SEC regulations, limit registered holding company investment in EWGs and FUCOs without prior SEC approval to 50% of the registered holding company's consolidated retained earnings. The existence of such investment cap and the potential need to request SEC waivers of or increases in the cap could delay or prevent any infusions of capital from Xcel Energy that it may otherwise desire to make.

     We are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. Additional regulatory approvals may be required in the future due to a change in laws and regulations, a change in our customers or other reasons. We may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of electricity to third parties could be prevented or subject to additional costs.

     Environmental Regulation. In acquiring many of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We may not at all times be in compliance with all applicable environmental laws and regulations. Steps to bring our facilities into compliance could be prohibitively expensive, and may cause us to be unable to pay our debts when due. Moreover, environmental laws and regulations can change.

     For example, on October 14, 1999, Governor Pataki of New York announced that he was ordering the New York Department of Environmental Conservation to require further reductions of sulphur dioxide and nitrogen oxides emissions from New York power plants, beyond that which is required under current federal and state law. These reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of some of our facilities located in the State of New York.

     On May 17, 2000, Governor Rowland of Connecticut issued an Executive Order to the Connecticut Department of Environmental Protection ("CDEP") that requires the CDEP to develop regulations, applicable to power plants and other major sources of air pollution, to further reduce emissions of nitrogen oxides and sulphur dioxides by May 2003. The Executive Order requires reductions of sulphur dioxides by an amount that is 30 to 50% greater than current commitments and reductions of nitrogen oxides that are 20 to 30% greater than current commitments. The Executive Order provides that the CDEP should use market based incentives and a system of creditable emissions allowances or credits to foster cost effective reductions. In addition, the Connecticut legislature has in the past considered, but rejected, legislation that would require older electrical generation stations to comply with more stringent pollution standards than are currently in effect in Connecticut for nitrogen oxides and sulphur dioxide emissions. In 1999 and 2000, legislation was proposed in the Connecticut legislature that could require our Connecticut facilities to rely on more expensive fuels or install additional air pollution control equipment. If such legislation were to become law without reflecting the benefit of critical elements of current federal emission reduction initiatives, such as market based emission trading between sources located across broad geographic regions, our Connecticut facilities may be placed at a significant competitive disadvantage.

     We are subject to environmental investigations and lawsuits both on the state and federal level. For instance, in May 2000, the New York Department of Environmental Conservation issued a Notice of Violation to us and the prior owner of our Huntley and Dunkirk facilities relating to physical changes made at those facilities prior to our assumption of ownership. The Notice of Violation alleges that these changes represent major modifications undertaken without obtaining the required permits. Although we have a right to indemnification by the previous owner for fines, penalties, assessments and related losses resulting from the previous owner's failure to comply with environmental laws and regulations, if these facilities did not comply with the applicable permit requirements, we could be required, among other things, to install specified pollution control technology to further reduce pollutant emissions from the Dunkirk and Huntley facilities, and we could become subject to fines and penalties associated with the current and prior operation of the facilities.

     In addition, on November 3, 1999, the United States Department of Justice filed suit against seven electric utilities for alleged violations of Clean Air Act requirements related to modifications of existing sources at seventeen utility generation stations located in the southern and midwestern regions of the United States. The EPA also issued administrative notices of violation alleging similar violations at eight other power plants owned by some of the electric utilities named as defendants in the lawsuit, and also issued an administrative order to the Tennessee Valley Authority for similar violations at seven of its power plants. To date, no lawsuits or administrative actions have been brought against us or any of our subsidiaries or affiliates or the former owners of our facilities alleging similar violations, although a subsidiary of Conectiv has received information requests from the EPA regarding the Deepwater and BL England facilities that we have agreed to purchase. Lawsuits or administrative actions alleging similar violations at our facilities could be filed in the future and if successful, could have a material adverse effect on our business.

     OUR COMPETITION IS INCREASING.

     The independent power industry is characterized by numerous strong and capable competitors, some of which may have more extensive operating experience, more extensive experience in the acquisition and development of power generation facilities, larger staffs or greater financial resources than we do. Many of our competitors also are seeking attractive power generation opportunities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions. In recent years, the independent power industry has been characterized by increased competition for asset purchases and development opportunities.

     In addition, regulatory changes have also been proposed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. Industry deregulation may encourage the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, significant additional competitors could become active in the generation segment of our industry.

     WE FACE ONGOING CHANGES IN THE UNITED STATES UTILITY INDUSTRY THAT COULD AFFECT OUR COMPETITIVENESS.

     The United States electric utility industry is currently experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demands, technological advances, greater availability of natural gas-fired generation that is more efficient than our generation facilities and other factors. The Federal Energy Regulatory Commission ("FERC") has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states are considering or implementing methods to introduce and promote retail competition. Recently, some utilities have brought litigation aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of QF projects based upon past estimates of avoided cost that are now substantially in excess of market prices. In the future, utilities, with the approval of state public utility commissions, could seek to abrogate their existing power purchase agreements.

     Proposals have been introduced in Congress to repeal PURPA and PUHCA, and FERC has publicly indicated support for the PUHCA repeal effort. If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the disaggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses.

     In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. For example, the independent system operator for the New York Power Pool and the California independent system operator have recently imposed price limitations. These types of price limitations and other mechanisms in New York, California and elsewhere may adversely impact the profitability of our generation facilities that sell energy into the wholesale power markets. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by independent system operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

RISKS RELATING TO THE MARKET FOR THE NOTES.

     THERE IS NOT A PUBLIC MARKET FOR THE NOTES.

     The notes are a new issue of securities, and we do not intend to list them on any securities exchange or apply for quotation through any inter-dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. We cannot assure you as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you would be able to sell your notes.

                                USE OF PROCEEDS

     The net proceeds from the sale of the notes, estimated to be approximately
$   million, will be used to repay all amounts outstanding under our revolving credit facility ($255 million at August 31, 2000) and for investments and other general corporate purposes. Amounts outstanding under this facility, which matures on March 9, 2001, bear interest at a floating rate, which at August 31, 2000 was 8.18%. The indebtedness outstanding under our revolving credit facility was incurred principally in connection with acquisitions and for general corporate purposes. The borrowing capacity that will become available under our revolving credit facility as a result of this repayment will be used, in part, to fund our anticipated Conectiv acquisition.

                              DESCRIPTION OF NOTES

     This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of Debt Securities' in the prospectus that is attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities" in the attached prospectus, the terms described here prevail.

     - TITLE:  % Senior Notes due 2010

     - TOTAL INITIAL PRINCIPAL AMOUNT BEING ISSUED: $300,000,000. We may issue additional notes without the consent of the holders of the notes.

     - DUE DATE FOR PRINCIPAL:  September   , 2010

     - INTEREST RATE:  % per annum

     - DATE INTEREST STARTS ACCRUING:  September   , 2000

     - INTEREST DUE DATES:  Every March      and September      until maturity

     - FIRST INTEREST DUE DATE:  March   , 2001

     - REGULAR RECORD DATES FOR INTEREST:  Every      and      immediately
       preceding the applicable interest payment dates

     - FORM OF NOTES: The notes will be issued as Global Securities, and may be issued in certificated form only in the limited situations described under "Description of Debt Securities -- Exchange of Book Entry Debt Securities for Certificated Debt Securities" in the attached prospectus.

     - NAME OF DEPOSITARY:  The Depository Trust Company ("DTC").

     - CHANGE OF CONTROL: Upon a Change of Control, a holder of notes may require us to repurchase that holder's notes, in whole or in part, at 101% of the principal amount of the notes, plus accrued interest. A Change of Control will not be deemed to have occurred if, after giving effect to it, the notes are rated BBB- or better by Standard & Poor's Ratings Group and Baa3 or better by Moody's Investors Service, Inc.

     - OPTIONAL REDEMPTION:  We may, at our option, redeem some or all of the
       notes at any time. If we redeem the notes before September   , 2010, we
       must pay you whichever of the following two items is greater:

      - 100% of the principal amount of the notes to be redeemed.

      - a "make whole" amount, which will be calculated as described below.

      When we redeem the notes, we must also pay all interest that has accrued to the redemption date on the redeemed notes. The notes will stop bearing interest on the redemption date, even if you do not collect the total redemption price for your notes on that date.

     - CALCULATION OF MAKE WHOLE AMOUNT: The "make whole" amount will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the Treasury Rate
       (as defined below) plus      basis points.

      "REMAINING SCHEDULED PAYMENTS" means the remaining scheduled payments of the principal and interest that would be due if the note were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.

      "TREASURY RATE" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

      "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by Banc of America Securities LLC, Salomon Smith Barney Inc., or any of their respective affiliates as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt issues of comparable maturity to the remaining term of the notes.

      "COMPARABLE TREASURY PRICE" means the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the trustee for the redemption date.

      "REFERENCE TREASURY DEALERS" means Banc of America Securities LLC and Salomon Smith Barney Inc. (so long as they continue to be primary U.S. Government securities dealers) and any two other primary U.S. Government securities dealers chosen by us. If Banc of America Securities LLC or Salomon Smith Barney Inc. ceases to be a primary U.S. Government securities dealer, we will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

      "REFERENCE TREASURY DEALER QUOTATION" means the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

     - REDEMPTION NOTICE: We will give notice of a redemption to DTC at least 30 days (but not more than 60 days) before we redeem the notes. If we redeem only some of the notes, DTC's practice is to choose by lot the amount to be redeemed from the notes held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any "Street Name" holders of any indirect interests in the notes according to arrangements among them; these notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice to anyone other than DTC.

     - SALE OF PROPERTIES OR ASSETS: Except for a sale of our assets substantially as an entirety, and other than assets we are required to sell to comply with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets (as defined below) computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the notes offered hereby or debt ranking equally with the notes.

      "CONSOLIDATED NET TANGIBLE ASSETS" means, as of the date of any determination thereof, the total amount of all of our assets determined on a consolidated basis in accordance with generally accepted accounting principles ("GAAP") as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     - SINKING FUND:  There is no sinking fund.

     - DEFEASANCE: We may choose to terminate some of our obligations under the notes as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the attached prospectus.

     - TRUSTEE: We will issue the notes under an indenture with Wells Fargo Bank Minnesota, National Association, as trustee, to be dated September
         , 2000.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter:

NAME                                                            PRINCIPAL AMOUNT OF SENIOR NOTES
----                                                            --------------------------------
Banc of America Securities LLC..............................              $
Salomon Smith Barney Inc. ..................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
     Total..................................................              $300,000,000
                                                                          ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

     The underwriters, for whom Banc of America Securities LLC and Salomon Smith Barney Inc. are acting as representatives, propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this supplement and some of the notes to certain dealers at the public
offering price less a concession not in excess of      % of the principal amount
of the notes. The underwriters may allow, and such dealers may reallow, a
discount not in excess of      % of the principal amount of the notes on sales
to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                PAID BY THE COMPANY
                                                                -------------------
Per note....................................................              %

     In connection with the offering, Banc of America Securities LLC and Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involves purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC or Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our total expenses of this offering will be $          .

     The representatives have performed certain investment banking and advisory serviced on our behalf from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services on our behalf in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion which was filed as an exhibit to the registration statement with respect to the legality of the notes. Legal matters with respect to the notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Each of Gibson, Dunn & Crutcher LLP and Skadden, Arps, Slate, Meagher & Flom LLP have from time to time represented us, and may in the future from time to time represent us, in connection with various matters. See "Legal Matters" in the accompanying prospectus.

PROSPECTUS

                                  $500,000,000

                                   [NRG LOGO]

                                NRG ENERGY, INC.
                                DEBT SECURITIES

     We may offer from time to time up to U.S. $500,000,000 worth of unsecured senior debt securities in one or more series with the same or different terms. Senior debt securities include our notes and other evidences of unsecured indebtedness, which are for money borrowed and are not subordinated. We may sell the debt securities through agents, dealers or underwriters we designate from time to time.

     The specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                               ------------------

                The date of this Prospectus is January 10, 2000

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
ABOUT THIS PROSPECTUS.......................................      1
WHERE YOU CAN FIND MORE INFORMATION.........................      1
FORWARD-LOOKING STATEMENTS..................................      2
THE COMPANY.................................................      4
USE OF PROCEEDS.............................................      4
EARNINGS TO FIXED CHARGES RATIO.............................      4
DESCRIPTION OF DEBT SECURITIES..............................      5
PLAN OF DISTRIBUTION........................................     13
LEGAL MATTERS...............................................     14
EXPERTS.....................................................     14

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer you to under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. You may also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     This prospectus is part of a registration statement we have filed with the SEC relating to debt securities. As permitted by SEC rules, this prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the debt securities. You may inspect the registration statement and its exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., in Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information filed by us with the SEC in the future will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities:

     1. Our Annual Report on Form 10-K405 and Form 10-K405A for the fiscal year ended December 31, 1998;

     2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999; June 30, 1999 and September 30, 1999; and

     3. Our Current Reports on Form 8-K as filed with the SEC on May 24, 1999; June 28, 1999; July 8, 1999; July 16, 1999; September 14, 1999; October
        14, 1999; November 3, 1999; November 8, 1999; and November 16, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
                               Investor Relations
                                NRG Energy, Inc.
                         1221 Nicollet Mall, Suite 700
                          Minneapolis, Minnesota 55403
                                 (612) 373-5300

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and the like. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

     - Economic conditions including inflation rates and monetary or currency exchange rate fluctuations;

     - Trade, monetary, fiscal, taxation, and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

     - Customer business conditions including demand for their products or services and supply of labor and materials used in creating their products and services;

     - Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

     - Availability or cost of capital such as changes in: interest rates; market perceptions of the power generation industry, ourselves or any of our subsidiaries; or security ratings;

     - Factors affecting power generation operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;

     - Employee workforce factors including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

     - Volatility of energy prices in a deregulated market environment;

     - Increased competition in the power generation industry;

     - Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

     - Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

     - Factors associated with various investments including conditions of final legal closing, partnership actions, competition, operating risks, dependence on certain suppliers and customers, domestic and foreign environmental and energy regulations;

     - Limitations on our ability to control the development or operation of projects in which we have less than 100% interest;

     - A limited basis for management to project the results of future operations due to the lack of operating history at development projects, the lack of our operating history at the projects not yet owned and the limited operating history at the remaining projects;

     - The failure to timely satisfy the closing conditions contained in the definitive agreements for the acquisitions of projects that have not yet closed, many of which are beyond our control;

     - Factors challenging the successful integration of projects not previously owned or operated by us, including the ability to obtain operating synergies;

     - Factors associated with operating in foreign countries including: delays in permitting and licensing, construction delays and interruption of business, political instability, risk of war, expropriation, nationalization, renegotiation, or nullification of existing contracts, changes in law, and the ability to convert foreign currency into United States dollars.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

                                  THE COMPANY

GENERAL

     We are one of the leading participants in the independent power generation industry. We are principally engaged in the acquisition, development and operation of, and ownership of interests in, independent power production and co-generation facilities, thermal energy production and transmission facilities, landfill gas collection and associated electric generation facilities and resource recovery facilities. The power generation facilities in which we currently have interests, including those under construction, as of November 30, 1999 have a total design capacity of 18,243 megawatts ("MW"), of which we have or will have total or shared operational responsibility for 12,548 MW and net ownership of, or leasehold interests in, 8,672 MW. In addition, we have substantial interests in district heating and cooling systems and steam generation and transmission operations. As of November 30, 1999, these thermal businesses had a steam capacity of approximately 3,835 million British thermal units per hour ("mmBtu/hr."), of which our equity interest was 3,400 mmBtu/hr. Refuse-derived fuel plants in which we have an ownership or operating interest processed more than 1,260,000 tons of municipal solid waste into approximately 973,000 tons of refuse-derived fuel during the first eleven months of 1999.

     We have experienced significant growth in the last eleven months, expanding from 3,300 MW of net ownership interests in power generation facilities, including those under construction, as of December 31, 1998 to 8,672 MW of net ownership interests as of November 30, 1999. This growth resulted primarily from a number of domestic acquisitions.

     Our headquarters and principal executive offices are located at 1221 Nicollet Mall, Suite 700, Minneapolis, Minnesota 55403. Our telephone number is
(612) 373-5300. We were established in 1989 and are a wholly-owned subsidiary of Northern States Power Company ("NSP").

                                USE OF PROCEEDS

     Unless otherwise specified in the supplement which accompanies this prospectus, we will use the net proceeds from the sale of the debt securities for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness and the indebtedness of our subsidiaries, financing of capital expenditures and pending or potential acquisitions. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the debt securities will depend on market conditions and the availability to us of other funds.

                        EARNINGS TO FIXED CHARGES RATIO

     The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                                   YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ------------------------------------   --------------
                                             1994    1995    1996    1997    1998   1998     1999
                                             -----   -----   -----   -----   ----   -----   ------
Ratio of earnings to fixed charges(1)......  2.98x   1.56x   1.75x   1.16x    (2)    (3)    1.06x

---------------

(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes less undistributed equity in our share of operating earnings of unconsolidated affiliates less equity in gain from project termination settlements plus cash distributions from project termination settlements plus fixed charges. "Fixed charges" means interest expense plus interest capitalized plus amortization of debt issuance costs plus one-third of our annual rental expense, which the SEC defines as a reasonable approximation of rental expense interest.

(2) Due primarily to interest expense and undistributed equity in our share of operating earnings of unconsolidated affiliates (totaling $23.4 million), earnings did not cover fixed charges by $7.3 million.

(3) Due primarily to interest expense, undistributed equity in our share of operating earnings of unconsolidated affiliates (totaling $29.9 million) and a write down of investment in projects (totaling $15.1 million), earnings did not cover fixed charges by $47.9 million.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     The following summaries of certain provisions of the indenture and the debt securities do not purport to be complete. Except to the extent set forth in a supplement with respect to a particular issue of debt securities, the indenture or indentures for the debt securities will be substantially similar. Unless otherwise stated in an accompanying supplement, the trustee under the indentures under which the debt securities will be issued will be Wells Fargo Bank Minnesota, National Association. (See "Concerning the Trustee.")

GENERAL

     The debt securities will be unsecured senior obligations of the Company. Because we conduct substantially all of our business through numerous subsidiaries and affiliates, all existing and future liabilities of our direct and indirect subsidiaries and affiliates will be effectively senior to the debt securities. The debt securities will not be guaranteed by, or otherwise be obligations of, our project subsidiaries and project affiliates, or our other direct and indirect subsidiaries and affiliates or Xcel Energy.

     Reference is made to an accompanying supplement for the following terms of and information relating to the debt securities (to the extent such terms are applicable to such debt securities):

     - the specific designation, aggregate principal amount, purchase price and denomination;

     - the date of maturity;

     - the interest rate or rates (or the method by which such rate will be determined), if any;

     - the date from which interest will accrue and dates on which any such interest will be payable;

     - our rights to defer interest, if any;

     - the place or places where the principal of, premium, if any, and interest, if any, on the debt securities will be payable;

     - any redemption, repayment or sinking fund provisions;

     - our obligation, if any, to offer to purchase the debt securities in the event of a "Change of Control" (as defined below);

     - any applicable material federal income tax consequences; and

     - any other material specific terms of the debt securities, including any material additional events of default or covenants provided for with respect to the debt securities and any material terms that may be required by or advisable under applicable laws or regulations.

     The debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any debt securities as to which we have the right to defer interest, the holders of such debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in a supplement.

GLOBAL DEBT SECURITIES

     If any debt securities are represented by one or more global securities, the applicable supplement will describe the terms of the depositary arrangement with respect to such global securities.

REDEMPTION

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that, we, at any time, may redeem the debt securities, in whole or in part (if in part, by lot or by such other method as the trustee shall deem fair or appropriate) at the redemption price of 100% of principal amount of such debt securities, plus accrued interest on the principal amount, if any, to the redemption date, plus the applicable "Make-Whole Premium" (as discussed below).

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that, to determine the applicable Make-Whole Premium for any debt security, an independent investment banking institution of national standing that we select will compute, as of the third business day prior to the redemption date, the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to maturity on such debt security computed on a semiannual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate to be set forth in the supplement. If the sum of these present values of the remaining payments as computed above exceeds the aggregate unpaid principal amount of the debt security that we will redeem plus any accrued but unpaid interest thereon, the difference will be payable as a premium upon redemption of such debt security. If the sum is equal to or less than such principal amount plus accrued interest, we will pay no premium with respect to such debt security.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS

     In addition to such other covenants, if any, as may be described in an accompanying supplement and except as may otherwise be set forth therein, the indenture will require us, subject to certain limitations described therein, to, among other things, do the following:

     - deliver to the trustee copies of all reports filed with the SEC;

     - deliver to the trustee annual officers' certificates with respect to our compliance with our obligations under the indenture;

     - maintain our corporate existence subject to the provisions described below relating to mergers and consolidations; and

     - pay our taxes when due except where we are contesting such taxes in good faith.

     The indenture may also, as set forth in an accompanying supplement, restrict our business or operations or that of our subsidiaries or limit our indebtedness.

     RESTRICTIONS ON LIENS

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that, so long as any of the debt securities are outstanding, we will not pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or other lien upon any property at any time directly owned by us to secure any indebtedness for money borrowed which is incurred, issued, assumed or guaranteed by us ("Indebtedness"), without making effective provisions whereby the debt securities shall be equally and ratably secured with any and all such Indebtedness and with any other Indebtedness similarly entitled to be equally and ratably secured; provided, however, that this restriction shall not apply to or prevent the creation or existence of: (i) liens existing at the original date of issuance of the debt securities; (ii) purchase money liens which do not exceed the cost or value of the purchased property; (iii) other liens not to exceed 10% of our "Consolidated Net Tangible Assets" (defined below) and (iv) liens granted in connection with extending, renewing, replacing or refinancing in whole or in part the Indebtedness (including, without limitation, increasing the principal amount of such Indebtedness) secured by liens described in the foregoing clauses
(i) through (iii). Except as may otherwise be provided in an accompanying supplement, "Consolidated Net Tangible Assets" will be defined as the following: as of the date of any determination thereof, the total amount of all our assets determined on a consolidated basis in accordance with GAAP as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     Except as may otherwise be set forth in an accompanying supplement, the indenture will further provide that, in the event we propose to pledge, mortgage or hypothecate any property at any time directly owned by us to secure any Indebtedness, other than as permitted by clauses (i) through (iv) of the previous paragraph, we will agree to give prior written notice thereof to the trustee, who shall give notice to the holders of debt securities, and we will further agree, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively to secure all the debt securities equally and ratably with such Indebtedness.

     The foregoing covenant will not restrict the ability of our subsidiaries and affiliates to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon their assets, in connection with project financings or otherwise.

     CHANGE OF CONTROL

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that, if a Change of Control occurs, we will be obligated to offer to purchase all outstanding debt securities. We will conduct any offer to purchase debt securities upon a Change of Control in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l. Any limitations on our financial ability to purchase debt securities upon a Change of Control will be described in an accompanying supplement.

     Except as may otherwise be provided in an accompanying supplement, a "Change of Control" will be defined in the indenture as any of the following:

     - NSP (or its successors) ceases to own a majority of our outstanding voting stock;

     - at any time following the occurrence of the event described immediately above, a person or group of persons (other than NSP) becomes the beneficial owner, directly or indirectly, or has the absolute power to direct the vote of more than 35% of our voting stock; or

     - during any one year period, individuals who at the beginning of such period constitute our board of directors cease to be a majority of the board of directors (unless approved by a majority of the current directors then in office who were either directors at the beginning of such period or who were previously so approved).

     A Change of Control shall be deemed not to have occurred if, following such an event described above, the debt securities are rated BBB- or better by Standard & Poor's Ratings Group and Baa3 or better by Moody's Investors Service, Inc. Except as may otherwise be set forth in an accompanying supplement, our failure to comply with the Change of Control covenant as to the debt securities will be an "Event of Default" (as defined below) under the indenture. See "Events of Default" below.

     Except as may be provided otherwise in an accompanying supplement, the Change of Control provisions may not be waived by the trustee or the board of directors, and any modification thereof must be approved by each holder of a debt security. We cannot assure you that we would have sufficient liquidity to effectuate any required repurchase of debt securities upon a Change of Control.

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

     Except as may be provided otherwise in an accompanying supplement, within 30 days following any Change of Control, we will be required to mail a notice to each debt security holder (with a copy to the trustee) stating:

     - that a Change of Control has occurred and that such holder has the right to require us to repurchase such holder's debt securities (the "Change of Control Offer");

     - the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

     - the repurchase date (which shall be a business day and be not earlier than 30 days or later than 60 days from the date such notice is mailed (the "Repurchase Date"));

     - that interest on any debt security tendered will continue to accrue;

     - that interest on any debt security accepted for payment pursuant to the Change of Control Offer shall cease to accrue after the Repurchase Date;

     - that debt security holders electing to have a debt security purchased pursuant to a Change of Control Offer will be required to surrender the debt security, with the form entitled "Option to Elect Purchase" on the reverse of the debt security completed, to the trustee at the address specified in the notice prior to the close of business on the Repurchase Date;

     - that debt security holders will be entitled to withdraw their election if the trustee receives, not later than the close of business on the third business day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile or letter setting forth the name of the debt security holder, the principal amount of debt securities the holder delivered for purchase and a statement that such debt security holder is withdrawing its election to have such debt securities purchased; and

     - that debt security holders that elect to have their debt securities purchased only in part will be issued new debt securities in a principal amount equal to the unpurchased portion of the debt securities surrendered.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

     Except as may otherwise be provided in an accompanying supplement, the indenture will provide that we will not merge or consolidate with or into any other person and we will not sell, lease or convey all or substantially all of our assets to any person, unless we are the continuing corporation, or the successor corporation or the person that acquires all or substantially all of our assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of our obligations under the debt securities and the indenture, and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the indenture. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time.

     Except as may be provided otherwise in an accompanying supplement, the indenture will provide that, except for a sale of our assets substantially as an entirety as provided above, and other than assets we are required to sell to conform with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we
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

may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the debt securities.

     REPORTING OBLIGATIONS

     Except as may be provided otherwise in an accompanying supplement, the indenture will provide that we will furnish or cause to be furnished to holders of debt securities copies of our annual reports and of the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file them with the SEC.

EVENTS OF DEFAULT

     Except as may be described in an accompanying supplement, an "Event of Default" will be defined under the indenture as being:

          (a) our failure to pay any interest on any senior debt security when due, which failure continues for 30 days;

          (b) our failure to pay principal or premium (including in connection with a Change of Control) when due;

          (c) our failure to perform any other covenant relative to the debt securities or the indenture for a period of 30 days after the trustee gives us written notice or we receive written notice by the holders of at least 25% in aggregate principal amount of the debt securities;

          (d) an event of default occurring under any of our instruments under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed that has resulted in the acceleration of such indebtedness, or any default occurring in payment of any such indebtedness at final maturity (and after the expiration of any applicable grace periods), other than (i) indebtedness which is payable solely out of the property or assets of a partnership, joint venture or similar entity of which we or any of our subsidiaries or affiliates is a participant, or which is secured by a lien on the property or assets owned or held by such entity, without further recourse to us or (ii) indebtedness not exceeding $20,000,000;

          (e) one or more final judgments, decrees or orders of any court, tribunal, arbitrator, administrative or other governmental body or similar entity for the payment of money aggregating more than $20,000,000 shall be rendered against us (excluding the amount thereof covered by insurance) and shall remain undischarged, unvacated and unstayed for more than 90 days, except while being contested in good faith by appropriate proceedings; and

          (f) certain events of bankruptcy, insolvency or reorganization in respect of us.

     The indenture will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities outstanding under the indenture, or such other amount as may be specified in the supplement, may then declare the principal of all debt securities under that indenture and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in an accompanying supplement, the indenture will contain a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the debt securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

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

     Except to the extent otherwise stated in an accompanying supplement, the indenture will provide that no holder of debt securities may institute any action against us under the indenture (except actions for payment of overdue principal or interest) unless:

     - such holder previously has given the trustee written notice of the default and continuance thereof;

     - the holders of not less than 25% in principal amount of the debt securities then outstanding have requested the trustee to institute such action and offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 60 days of the request; and

     - the trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the debt securities then outstanding under the indenture.

DEFEASANCE AND COVENANT DEFEASANCE

     DEFEASANCE

     Except to the extent otherwise stated in an accompanying supplement, the indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities, on the 123rd day after the deposit referred to below has been made, and the provisions of the indenture will cease to be applicable with respect to the debt securities (except for, among other matters, certain obligations to register the transfer of or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold funds for payment in trust) if (A) we have deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined in the indenture) that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, at the time such payments are due in accordance with the terms of the indenture, (B) we have delivered to the trustee (i) an opinion of counsel to the effect that debt security holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under the defeasance provisions of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound and (D) if at such time the debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of such deposit and discharge.

     DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying supplement, the indenture for the debt securities will further provide that the provisions of the indenture will cease to be applicable with respect to (i) the covenants described under "Change of Control" and (ii) clause (c) under "Events of Default" with respect to such covenants and clauses (d) and (e) under "Events of Default" upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, the satisfaction of the conditions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and our delivery to the trustee of an opinion of counsel to the effect that, among other things, the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying supplement, the indenture will provide that if we exercise our option to omit compliance with certain covenants and provisions of the indenture with respect to the debt securities as described in the immediately preceding paragraph and the debt securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of acceleration resulting from such Event of Default. In such event, we shall remain liable for such payments.

MODIFICATIONS TO THE INDENTURE

     Except as may otherwise be set forth in an accompanying supplement, the indenture will contain provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the debt securities then outstanding, to modify the indenture or the rights of the debt security holders, except that no such modification may, without the consent of each debt security holder, (i) extend the final maturity of any of the debt securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any debt security holder to institute suit for the payment thereof or make any change in the covenant regarding a Change of Control or (ii) reduce the percentage of debt securities, the consent of the holders of which is required for any such modification.

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that we and the trustee without the consent of any debt security holder may amend the indenture and the debt securities for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the trustee may determine is not inconsistent with the debt securities and will not adversely affect the interest of any debt security holder.

BOOK-ENTRY, DELIVERY AND FORM

     Except as may otherwise be set forth in an accompanying supplement, the indenture will provide that the debt securities will initially be issued in the form of one or more registered notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the debt securities with, or on behalf of, The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co., as DTC's nominee.

     DTC is a limited-purpose trust company created to hold securities for its participants (the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchase of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

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

     We expect that pursuant to procedures established by DTC, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes and
(ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the debt securities, see "-- Exchange of Book-Entry Debt Securities for Certificated Debt Securities" below.

     Except as described below, owners of interests in the Global Notes will not have debt securities registered in their name, will not receive physical delivery of debt securities in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the debt securities, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC's current practice, upon receipt of any payment in respect of securities such as the debt securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the debt securities, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Except as may otherwise be set forth in an accompanying supplement, DTC will take any action permitted to be taken by a holder of the debt securities only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the Global Notes for debt securities in certificated form and to distribute such debt securities to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its Participants of their respective obligations under the rules and procedures governing their operations.

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

EXCHANGE OF BOOK ENTRY DEBT SECURITIES FOR CERTIFICATED DEBT SECURITIES

     Except as may otherwise be set forth in an accompanying supplement, a Global Note is exchangeable for debt securities in registered certificated form if (i) DTC notifies us that it is unwilling or unable to continue as clearing agency for the Global Note or has ceased to be a clearing agency registered under the Exchange Act and we thereupon fail to appoint a successor clearing agency within 90 days, (ii) we in our sole discretion elect to cause the issuance of definitive certificated debt securities or (iii) there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the indenture. In addition, beneficial interests in a Global Note may be exchanged for certificated debt securities upon request but only upon at least 20 days, prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases certificated debt securities delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof, requested by or on behalf of the clearing agency (in accordance with its customary procedures).

CONCERNING THE TRUSTEE

     Unless otherwise stated in the supplement, the trustee under the indentures under which debt securities will be issued will be Wells Fargo Bank Minnesota, National Association, and, unless stated in the applicable supplement, (i) it or any other trustee may also be the trustee under any other indenture for debt securities and (ii) any trustee or its affiliates may lend money to us, including under our principal credit facility, and may from time to time have lender or other business arrangements with us. The indenture will contain certain limitations on the rights of the trustee, should it or its affiliates then be our creditors, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the trustee must resign.

GOVERNING LAW

     Unless otherwise specified in an accompanying supplement, the indenture and the debt securities will be governed by New York law.

                              PLAN OF DISTRIBUTION

     We may offer and sell the debt securities (i) through agents, (ii) through underwriters, (iii) through dealers, (iv) directly to purchasers (through a specific bidding or auction process or otherwise), or (v) through a combination of any such methods of sale. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

     Offers to purchase the debt securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the debt securities will be named, and any commissions payable by us to such agent will be set forth, in the supplement. Unless otherwise indicated in the supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the debt securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of the debt securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the supplement, which will be used by the underwriters to make resales of the debt securities.

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

     If a dealer is utilized in the sale of the debt securities, we or an underwriter will sell such debt securities to the dealer, as principal. The dealer may then resell such debt securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the supplement relating thereto.

     Offers to purchase the debt securities may be solicited directly by us and sales thereof may be made by us directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the supplement relating thereto.

     We may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP of Denver, Colorado will issue an opinion to us relating to the legality of the debt securities. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the debt securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K405 for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $300,000,000

                                NRG ENERGY, INC.

                              % SENIOR NOTES DUE 2010

                                    NRG LOGO

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                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER   , 2000

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                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                                   Co-Manager

                              MERRILL LYNCH & CO.

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